July 2, 2019

Anthony Hayes
Chief Executive Officer
SPHERIX INCORPORATED
One Rockefeller Plaza
New York, NY 10020

       Re: SPHERIX INCORPORATED
           Preliminary Proxy Statement on Schedule 14A
           Filed June 19, 2019
           File No. 000-05576

Dear Mr. Hayes:

      We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Preliminary Proxy Statement

General

1. Please revise to provide pro forma financial information related to the acquisition of substantially all of the assets of CBM or tell us why you believe such financial information is not material. For guidance, please refer to Note A to
Schedule 14A, Item
      14 of Schedule 14A, and Section H.6. of our July 2001 Interim Supplement to Publicly
      Available Telephone Interpretations. In this regard, we note that you will issue $7 million of the company's securities and pay $1 million in cash consideration, which amount you indicate will be held back at the closing until certain equity financing milestones are met.
      Please expand your disclosure to discuss the equity financing.
 Anthony Hayes
FirstName INCORPORATED Hayes
SPHERIX LastNameAnthony
Comapany NameSPHERIX INCORPORATED
July 2, 2019
Page 2
July 2, 2019 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Matthew Derby, Staff Attorney, at (202) 551-3334 or Folake Ayoola,
Special Counsel, at (202) 551-3673 with any questions.



                                                          Sincerely,

                                                          Division of
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